May 8, 2019

Tricia Tolivar
Chief Financial Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

       Re: GNC Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           File No. 001-35113

Dear Ms. Tolivar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Measures, page 40

1. The standard measure of free cash flow is typically defined as cash flows from operating activities as presented in a statement of cash flows less capital expenditures. We note you have presented an alternative measure of free cash flow. Item 10(e)(1)(ii)(A) of
      Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Please explain to us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K. Please refer to
      Question 102.07 and 102.09 of our Compliance and Disclosure
Interpretations: Non-
      GAAP Financial Measures. Please note that this comment also relates to Form 8-K filed
      March 5, 2019 and April 25, 2019.
 Tricia Tolivar
FirstName LastNameTricia Tolivar
GNC Holdings, Inc.
Comapany NameGNC Holdings, Inc.
May 8, 2019
Page 2
May 8, 2019 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Recently Adopted Accounting Pronouncements, ASU 2016-15, page 68

2. We note you presented third-party fees associated with refinancing as an operating cash flow on the Consolidated Statement of Cash Flows in connection with the adoption of
         ASU 2016-15. The new guidance indicates "cash payments for debt prepayment or debt extinguishment costs including third-party costs, premiums paid, and other fees paid to lenders that are directly related to the debt prepayment or debt extinguishment, should be classified as cash outflows for financing activities." Please tell us your basis in GAAP for classifying third-party fees associated with refinancing as an operating cash flow.
Note 8. Long-Term Debt, page 83

3. We note certain debt instruments include covenants that may restrict the transfer of funds to the registrant in the form of cash dividends, loans or advances. Please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3) of Regulation S-X .
Note 13. Mezzanine Equity, page 95

4. Please tell us your consideration of providing a description of the accounting method used to adjust the redemption amount of the redeemable preferred stock for changes in the redemption value and disclosing (1) the redemption amount of the preferred stock as if it were currently redeemable and (2) the reasons why it is not probable that the preferred stock will become redeemable. Please refer to ASC 480-10-S99-24.
5. We note you recorded an $88.9 million gain on your forward sale contracts. As noted in your disclosure, the forward sale contracts were recorded at fair value with changes in fair value recorded in earnings. Your balance sheet indicates the forward contracts had an ending balance of $88.9 million as of December 31, 2018, suggesting that there was no fair value of the forward contracts on November 7, 2018, resulting in the $88.9 million gain when the contracts were subsequently measured on December 31, 2018.
         Please explain to us how you determined the initial fair value of the forward sale contracts, the subsequent measurement and related gain. Please refer to ASC 480-10-30-7 and 480-10-35-5.
 Tricia Tolivar
FirstName LastNameTricia Tolivar
GNC Holdings, Inc.
Comapany NameGNC Holdings, Inc.
May 8, 2019
Page 3
May 8, 2019 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding our comments. Please contact me, Bill Thompson, Accounting Branch Chief, at 202-
551-3344 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products